

May 31, 2011

<u>Via E-mail</u>
Ms. Wang Li
President
Zhong Sen International Tea Company
14th Floor Guo Fang Building
No. 68 Wu Yi Road
Kunming City, Yunnan Province
P. R. China

> **Re: Zhong Sen International Tea Company**
> **Form 10-K for Fiscal Year Ended May 31, 2010**
> **Forms 10-Q for Fiscal Quarters Ended**
> **August 31, 2010, November 30, 2010 and February 28, 2011**
> **File No. 000-54163**

Dear Ms. Wang:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief

cc: Gregg Jaclin, Esq.